STONEBRIDGE

STONEBRIDGE ADVISORY, INC.
1055 E Colorado Blvd · 5th Floor · Pasadena, California 91106
phone: (626) 204-4030

OPINION OF VALUE

July 10, 2020

Galiano Tiramani
Boxabl Inc.

Dear Mr. Galiano Tiramani

Stonebridge was hired to investigate and report on the Fair Market Value of Boxabl Inc. as of July 10, 2020. The valuation purpose was to estimate the fair market value for management planning purposes..

I appraised the business using the Fair Market Value as the standard of value for the company with control interest and no adjustment for lack of marketability. Fair Market Value (FMV) is defined as the value a property would exchange hands given a willing buyer and seller negotiate the price with neither party under duress. The FMV relies on both parties having access to all necessary information. The Fair Market Value was used as the Standard of Value in this report.

I have reviewed the package for Boxabl Inc. as well as the assumptions based on management or client discussions that allowed me to forecast the future net cash flow of the business and build out the Discount Rate, which is essentially an indicator of risk in the business. Other approaches to value were considered in this valuation, and the appropriate allocation of methods and calculations were used that best represents the Company's value.

The effective date of this appraisal is July 10, 2020. The Fair Market Value for 100.00% of Boxabl Inc. is estimated at $65,000,000 for the enterprise value. Enterprise value is the invested capital value (debt and equity) of the business. You have my permission to use the valuation report in your offering.

Daniel P. O'Connell
President
Stonebridge Advisory Inc.
1055 E Colorado Blvd., 5th Floor
Pasadena, CA 91106
626.204.4030

MERGERS, ACQUISITIONS & APPRAISALS

Daniel P. O'Connell

Dan started Stonebridge, a Mergers & Acquisitions firm in 1995 has been active in the financial services industry for over 25 years with a strong background in corporate finance, investment banking, financial analysis and business strategies. Dan has been active in the mergers and acquisitions area representing privately-owned businesses with $5 million to $100 million in sales as well as representing buyers for strategic acquisitions.

In addition, Dan assisted business owners in recapitalizing their balance sheet and raising growth capital, business reorganizations and buyouts. In the process, Dan was responsible for securing the proper financing for many of the transactions including debt and equity instruments. Dan has worked in the manufacturing, distribution, retail and business services industries. Over the years, Dan has provided hundreds of business valuations. Dan also has given seminars on business valuation theory and processes.

Dan started Fiscal Advantage, a financial assessment service company for small businesses. Fiscal Advantage offer its Performance Insights program, a year-long practice (delivered quarterly) whose primary goal is to present information and an outside analytical perspective that can be utilized to accelerate financial performance and enterprise value.

Associations and Education

Dan graduated from St. John's University with a major in Business Administration and Management. Dan is a Member of the American Association of Appraisers and has applied for the Senior ASA Credentials.

Courses

ASA Business Valuation 201, Market Approach to Value – Tested
ASA Business Valuation 202, Income Approach to Value – Tested
ASA Business Valuation 203, Asset Approach to Value, Discounts & Premiums – Tested
ASA Business Valuation 204, Advanced Topics in Business Valuation – Tested
Uniform Standards of Professional Appraisal Practice – Tested
ASA Principles of Appraisal Code of Ethics – Tested